UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number 001-39327

SEADRILL LIMITED

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Seadrill Effects Cancellation of Treasury Shares

Hamilton, Bermuda, June 28, 2024 – In accordance with the rules of the Oslo Stock Exchange, Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) announces the cancellation of 5,250,707 treasury shares acquired under the Company’s recently completed $250 million share repurchase program. Such treasury shares represent all shares acquired under such program. Seadrill also cancelled today an additional 1,556 treasury shares, which, in aggregate, constituted fractional shares not permitted to be distributed in connection with past share issuances. As a result of such cancellations, the Company now has 68,813,132 issued shares.

When taking into account the shares acquired through June 27, 2024 (not including any shares acquired on June 28), pursuant to the share repurchase program announced by the Company on June 25, 2024, the Company holds 52,116 treasury shares, equal to approximately 0.08% of the Company’s issued share count.

This information is subject of the disclosure requirements pursuant to sections 4-2 and 5-12 of the Norwegian Securities Trading Act.

About Seadrill

Seadrill is setting the standard in deepwater oil and gas drilling. With its modern fleet, experienced crews, and advanced technologies, Seadrill safely, efficiently, and responsibly unlocks oil and gas resources for national, integrated, and independent oil companies. For further information, visit www.seadrill.com.

Contact

Lydia Brantley Mabry

Director of Investor Relations

ir@seadrill.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: June 28, 2024	By:	/s/ Grant Creed Name: Grant Creed
Title: Chief Financial Officer

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO (I) THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2023 AND (II) THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-276710) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 26, 2024.